Exhibit 99.1

Materialise Reports Fourth Quarter 2016 Results

LEUVEN, Belgium–(BUSINESS WIRE)–February 24, 2017–Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing services, today announced its financial results for the fourth quarter and the year ended December 31, 2016.

Highlights – Fourth Quarter 2016

•	Total revenue increased 12.3% from the fourth quarter of 2015 to 31,477 kEUR, with increases in all three business segments.

•	Total deferred revenue from annual software sales and maintenance contracts increased 3,663 kEUR from 13,136 kEUR for the fourth quarter of 2015 to 16,799 kEUR.

•	Adjusted EBITDA increased 50% from 2,979 kEUR for the fourth quarter of 2015 to 4,455 kEUR.

•	Net profit was 620 kEUR, or 0.01 EUR per diluted share.

Executive Chairman Peter Leys commented, “In a challenging environment, Materialise had a good quarter, contributing to a strong year. Total revenues for the year increased 12% to 114,477 kEUR and Adjusted EBITDA grew 157% to 9,458 kEUR. Strategically, we also made substantial progress during 2016, entering into several partnerships that position us to benefit from the expected growth of additive manufacturing of end parts in general and, more specifically, from the potential growth of specific vertical markets. Operationally, all three of our segments enhanced the focus and effectiveness of their internal operations, contributing to our successful year.”

Fourth Quarter 2016 Results

Total revenue for the fourth quarter of 2016 increased 12.3% to 31,477 kEUR compared to 28,032 kEUR for the fourth quarter of 2015, with gains in all three of our segments, particularly Materialise Manufacturing. Adjusted EBITDA increased to 4,455 kEUR from 2,979 kEUR as a result of the combination of continued revenue growth (12.3%) and a significantly lower increase in operational expenses (3.6%) as compared to the same period in the prior year. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) in the fourth quarter was 14.2% compared to 10.6% in the fourth quarter of last year.

Revenue from our Materialise Software segment, which offers a proprietary software backbone that enables and enhances the functionality of 3D printers and 3D printing operations worldwide, increased 10.6% to 8,078 kEUR for the fourth quarter of 2016 from 7,301 kEUR for the same quarter last year. Recurrent sales from annual and renewed licenses and maintenance fees grew 37.7% from the same period in the prior year. Segment EBITDA rose to 2,949 kEUR from 2,706 kEUR while the segment EBITDA margin was 36.5% compared to 37.1% in the prior-year period.

Revenue from our Materialise Medical segment, which offers a unique platform consisting of medical planning and design software, clinical engineering services and patient specific devices, increased 5.1% to 10,061 kEUR for the fourth quarter of 2016 compared to 9,570 kEUR for the same period in 2015. Compared to the same quarter in 2015, sales of our medical software grew 29.8%, and direct sales of complex surgery solutions grew 82.9%. Segment EBITDA was 656 kEUR compared to 747 kEUR while the segment EBITDA margin decreased to 6.5% from 7.8% in the fourth quarter of 2015.

Revenue from our Materialise Manufacturing segment, which offers an integrated suite of 3D printing and engineering services to industrial and commercial customers, increased 19.4% to 13,326 kEUR for the fourth quarter of 2016 from 11,161 kEUR for the fourth quarter of 2015. End part manufacturing sales increased 26.4% compared to the last quarter in 2015. Segment EBITDA rose to 1,438 kEUR from 1,033 kEUR while the segment EBITDA margin increased to 10.8% from 9.3% for the 2015 quarter. These numbers include the results of i.materialise and RapidFit, whose activities were fully integrated into the Materialise Manufacturing business lines during the fourth quarter in order to create additional synergies.

Gross profit was 18,619 kEUR, or 59.2% of total revenue, for the fourth quarter of 2016 compared to 16,576 kEUR, or 59.1% of total revenue, for the fourth quarter of 2015.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 3.6% to 18,483 kEUR for the fourth quarter of 2016 from 17,849 kEUR for the fourth quarter of 2015. R&D expenses decreased from 4,742 kEUR to 4,161 kEUR while S&M expenses increased slightly from 9,340 kEUR to 9,506 kEUR. G&A expenses increased from 3,767 kEUR to 4,816 kEUR. As in the first three quarters of 2016, these changes compared to last year primarily reflected the managerial structure and support we have implemented within our S&M and R&D groups to support their significant growth since our initial public offering (“IPO”). A number of employees with mixed roles within these groups have evolved into more managerial/administrative roles, and their cost as well as certain other expenses are now categorized into G&A.

Net other operating income decreased by 426 kEUR to 1,779 kEUR compared to 2,205 kEUR for the fourth quarter of 2015. Net other operating income consists primarily of withholding tax exemptions for qualifying researchers, development grants, partial funding of R&D projects and currency exchange results on purchase and sales transactions.

Operating profit increased to 1,915 kEUR from 932 kEUR for the prior-year period. This improvement is the result of a combination of a 12.3% revenue increase and an increase of only 3.6% in operational expenses of R&D, S&M and G&A, partly offset by a 426 kEUR decrease of net other operating income compared to the same quarter last year.

Net financial result was 253 kEUR compared to 356 kEUR for the prior-year period, reflecting smaller variances in the currency exchange rates, primarily on the portion of the company’s IPO proceeds held in U.S. dollars versus the euro.

Net profit for the fourth quarter of 2016 was 620 kEUR compared to net profit of 2,145 kEUR for the same period in the prior year. The prior-year period contained income tax income of 1,010 kEUR primarily from deferred taxes compared to an expense of 898 kEUR this quarter. The variance of 1,908 kEUR in income tax and a 497 kEUR increase in the share in the loss of a joint venture offset the increase of 983 kEUR in operating profit. Total comprehensive income for the fourth quarter of 2016, which includes exchange differences on translation of foreign operations, was 685 kEUR compared to 2,010 kEUR for the same period in the prior year.

At December 31, 2016, we had cash and equivalents of 55,912 kEUR compared to 50,726 kEUR at December 31, 2015. Cash flow from operating activities in the fourth quarter of 2016 was 4,180kEUR compared to 724 kEUR in the same period last year.

Net shareholders’ equity at December 31, 2016 was 79,033 kEUR compared to 82,955 kEUR at December 31, 2015.

Full Year 2016 Results

Total revenues for the year ended December 31, 2016 increased 12.2% to 114,477 kEUR compared to 102,035 kEUR for the year ended December 31, 2015. Adjusted EBITDA for the year ended December 31, 2016 was 9,458 kEUR, an increase of 156.5% compared to 3,687 kEUR for the year ended December 31, 2015. The Adjusted EBITDA margin increased to 8.3% for the year ended December 31, 2016 from 3.6% for the year ended December 31, 2015. This increase was primarily the result of the combination of a 12.2% revenue growth, a 14.7% improvement in gross profit and an increase of only 5.4% in operational costs in R&D, S&M and G&A, which was offset in part by a decrease in net other operating income of 890 kEUR.

Revenues from our Materialise Software segment increased 16.8% to 30,122 kEUR for the year ended December 31, 2016 compared to 25,798 kEUR for the year ended December 31, 2015. This growth was driven by a 24.6% increase in recurrent sales from annual and renewed licenses and maintenance fees. The segment EBITDA margin was 33.6% in 2016, compared to 35.2% in 2015.

Revenues from our Materialise Medical segment grew by 8.8% for the year ended December 31, 2016 to 37,910 kEUR from 34,856 kEUR for the year ended December 31, 2015. Medical software growth was 7.4%, partner sales growth 4.2%, and direct sales growth 45.2%. The segment EBITDA margin increased to 2.4% from 1.2% primarily as a result of the combination of revenue growth of 8.8% and limited increases in operating expenses, partly offset by lower net other operating income, primarily due to lower income from project grants.

Revenues from our Materialise Manufacturing segment increased 12.1% to 46,406 kEUR for the year ended December 31, 2016 from 41,381 kEUR for the year ended December 31, 2015. Revenue from end parts increased by 27.7%. The segment EBITDA margin increased from 4.0% in 2015 to 8.3% in 2016, primarily as a result of steady production efficiency improvements.

Net loss increased from (2,860) kEUR for 2015 to a net loss of (3,019) kEUR for 2016.

2017 Guidance

Mr. Leys concluded, “The additive manufacturing market continues to evolve, particularly in the direction of end part production, and we intend to continue positioning Materialise to benefit from this promising growth market in the coming years. Our strategic priorities for 2017 are to sustain our leadership position in software through continued innovation and strategic partnerships; to drive the next stage of growth in our medical division through our focus on the hospital market; to continue increasing our manufacturing of end parts; and to enable the development of additive manufacturing in specific vertical markets. We anticipate delivering sales and Adjusted EBITDA margin expansion in 2017 while reinvesting efficiency gains in selected business development initiatives.

“For fiscal 2017, we expect to report consolidated revenue between 128,000 - 134,000 kEUR and Adjusted EBITDA between 10,500 - 13,500 kEUR. As the seasonality of our Materialise Manufacturing segment and our software businesses are expected to combine with the effects of the ramp up of the partnerships we entered into in the past months, we expect our financial results to be particularly strong in the third quarter and even stronger in the fourth quarter. We expect the amount of deferred revenue that Materialise generates from annual licenses and maintenance in 2017 to increase by an amount between 4,000 - 5,000 kEUR.”

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This press release contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this press release were made at a rate of EUR 1.00 to USD 1.0541, the reference rate of the European Central Bank on December 30, 2016.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the fourth quarter of 2016 today, February 24, 2017, at 8:30 a.m. ET/14:30 CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), passcode #55886457. The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com.

A replay of the conference call will be available via telephone beginning approximately one hour after the call ends through Saturday, February 25, 2017. U.S. participants can access the replay by dialing 855-859-2056 and international participants can dial 404-537-3406. The access code for the replay is #55886457. A webcast of the conference call and slide presentation will be archived on the company’s website for one year.

About Materialise

Materialise incorporates more than 25 years of 3D printing experience into a range of software solutions and 3D printing services, which Materialise seeks to form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, current estimates of fiscal 2017 revenues, deferred revenue from annual licenses and maintenance and Adjusted EBITDA, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies, and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s actual results to differ materially from our expectations, including risk factors described in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 28, 2016. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	For the three months ended 31 December			For the twelve month period ended 31 December
(in thousands, except EPS)	2016	2016	2015	2016	2015
	U.S.$	euros	euros	euros	euros

Revenue	33,180	31,477	28,032	114,477	102,035
Cost of sales	(13,554)	(12,858)	(11,456)	(46,706)	(42,963)

Gross profit	19,626	18,619	16,576	67,771	59,072
		59.2%	59.1%	59.2%	57.9%

Research and development expenses	(4,386)	(4,161)	(4,742)	(17,682)	(18,186)
Sales and marketing expenses	(10,020)	(9,506)	(9,340)	(36,153)	(36,832)
General and administrative expenses	(5,077)	(4,816)	(3,767)	(20,041)	(15,045)
Other operating income	1,875	1,779	2,205	6,212	7,102
Other operating expenses	-	-	-	-	-

Operating profit	2,018	1,915	932	107	(3,889)

Financial expenses	(790)	(749)	(362)	(2,437)	(2,470)
Financial income	1,056	1,002	718	2,039	3,511
Share in loss of joint venture	(685)	(650)	(153)	(1,018)	(401)

Profit (loss) before taxes	1,599	1,518	1,135	(1,309)	(3,249)
Income taxes	(947)	(898)	1,010	(1,710)	389

Net profit (loss)	652	620	2,145	(3,019)	(2,860)

Net profit (loss) attributable to:
The owners of the parent	652	620	2,145	(3,019)	(2,807)
Non-controlling interest	-	-	-	-	(53)

Earnings per share attributable to ordinary owners of the parent
Basic	.01	.01	.05	(0.06)	(0.06)
Diluted	.01	.01	.05	(0.06)	(0.06)

Weighted average basic	47,325	47,325	47,271	47,325	47,224
Weighted average with effect dilution	47,325	47,325	47,779	47,325	47,224

Consolidated statements of comprehensive income (Unaudited)

(in thousands, except EPS)

	For the three months ended 31 December			For the twelve month period ended 31 December
	2016	2016	2015	2016	2015
	U.S.$	euros	euros	euros	euros

Net profit (loss) for the period	652	620	2,145	(3,019)	(2,860)

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	69	65	(135)	(1,834)	624

Other comprehensive income (loss), net of taxes	69	65	(135)	(1,834)	624

Total comprehensive income (loss) for the period, net of taxes	721	685	2,010	(4,853)	(2,236)

Total comprehensive income (loss) attributable to:
The owners of the parent	721	685	2,010	(4,853)	(2,183)
Non-controlling interest	-	-	-	-	(53)

Consolidated statements of financial position (Unaudited)

	31 December	31 December
	2016	2015*
(in thousand euros)

Assets

Non-current assets
Goodwill	8,860	9,664
Intangible assets	9,765	9,657
Property, plant & equipment	45,063	38,400
Investments in joint ventures	-	1,018
Deferred tax assets	336	1,092
Other financial assets	388	356

Total non-current assets	64,412	60,187

Current assets
Inventory	7,870	5,387
Trade receivables	27,479	22,843
Held to maturity investments	-	-
Other current assets	6,247	4,993
Cash and cash equivalents	55,912	50,726

Total current assets	97,508	83,949

Total assets	161,920	144,136

Equity and liabilities

Equity
Share capital	2,729	2,729
Share premium	79,019	78,098
Consolidated reserves	(1,603)	1,407
Treasury shares	-	-
Other comprehensive income	(1,112)	721

Equity attributable to the owners of the parent	79,033	82,955
Non-controlling interest	-	-

Total equity	79,033	82,955

Non-current liabilities
Loans & borrowings	28,267	16,607
Deferred tax liabilities	1,325	2,068
Deferred income*	3,588	1,905
Other non-current liabilities	1,873	2,244

Total non-current liabilities	35,053	22,824

Current liabilities
Loans & borrowings	5,539	4,482
Trade payables	13,400	9,712
Tax payables	926	255
Deferred income*	17,822	14,696
Other current liabilities	10,147	9,212

Total current liabilities	47,834	38,357

Total equity and liabilities	161,920	144,136

(*) Through September, 30 2016, Materialise NV and its subsidiaries (the “Group”) presented all deferred income associated with maintenance and license contracts and project contracts as a current liability while a portion of such deferred income relates to contractual periods that are more than 12 months after the reporting date and therefore such portion should have been presented as non current. The Group has an increasing volume of software and project contracts with a contractual term of more than 12 months. For the financial reporting year ended December 31, 2016, the Group is presenting portions of its deferred income associated with such contracts as current and non-current liabilities. This presentation has been applied retroactively for the financial reporting year ended December 31, 2015.

Consolidated cash flow statements (Unaudited)

(in thousand euros)	For the twelve month period ended 31 December
	2016	2015
	euros	euros
Operating activities

Net profit for the period	-3,019	-2,860

Non-cash and operational adjustments
Depreciation of property, plant & equipment	6,420	5,122
Amortization of intangible assets	1,954	1,585
Impairment of goodwill	-	104
Share-based payment expense	977	769
Loss (gain) on disposal of property, plant & equipment	-149	-62
Movement in provisions	18	-116
Movement in allowance for bad debt	77	254
Financial income	-172	-413
Financial expense	983	901
Impact of foreign currencies	-400	-1,530
Share of loss of an associate or joint venture (equity method)	1,018	401
Deferred tax expense (income)	374	-761
Income taxes	1,338	373
Fair value adjustment contingent consideration	-455	-
Other	-78	-
Working capital adjustments
Increase in trade receivables and other receivables	-6,465	-6,645
Decrease (Increase) in inventories	-2,482	-1,671
Increase in trade payables and other payables	9,086	7,148
	9,025	2,599

Income tax paid	-530	-246

Net cash flow from operating activities	8,495	2,353

Investing activities

Purchase of property, plant & equipment	-12,824	-8,907
Purchase of intangible assets	-1,755	-1,641
Proceeds from the sale of property, plant & equipment, net	1,928	338
Acquisition of subsidiary	-	-1,619
Investments in joint ventures	-	-1,000
Proceeds from held to maturity investments	-	10,000
Interest received	11	35

Net cash flow used in investing activities	-12,640	-2,794

Financing activities

Proceeds from loans & borrowings and convertible debt	14,669	5,672
Repayment of loans & borrowings	-2,796	-4,711
Repayment of finance leases	-1,898	-1,546
Proceeds from the exercise of warrants	-	95
Purchase of non-controlling interest	-	-1,377
Capital increase in parent company	-	580
Interest paid	-630	-589
Other financial income / (expense)	-79	88

Net cash flow from financing activities	9,266	-1,788

Net increase of cash and cash equivalents	5,121	-2,229
Cash and cash equivalents at beginning of period	50,726	51,019
Exchange rate differences on cash & cash equivalents	65	1,936

Cash & cash equivalents at end of period	55,912	50,726

Reconciliation of Net Profit/(Loss) to EBITDA and Adjusted EBITDA (Unaudited)

(in thousands)	For the three months ended 31 December		For the twelve months ended 31 December
	2016	2015	2016	2015
	euros	euros	euros	euros

Net profit / (loss)	620	2,145	(3,019)	(2,860)

Income taxes	898	(1,010)	1,710	(389)
Financial expenses	749	362	2,437	2,470
Financial income	(1,002)	(718)	(2,039)	(3,511)
Share in loss of a joint venture	650	153	1018	401
Depreciation & amortization	2,280	1,933	8,374	6,810

EBITDA	4,195	2,865	8,481	2,921

Non-cash stock-based compensation expenses (1)	260	114	977	766

Adjusted EBITDA	4,455	2,979	9,458	3,687

(1) Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

Segment P&L (Unaudited)

In thousands euros	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Adjustments & eliminations	Consolidated

For the three month period ended 31 December 2016
Revenues	8,078	10,061	13,326	31,465	12	31,477
Segment EBITDA	2,949	656	1,438	5,043	(848)	4,195

Segment EBITDA %	36.5%	6.5%	10.8%	16.0%		13.3%

For the three month period ended 31 December 2015
Revenues	7,301	9,570	11,161	28,032	-	28,032
Segment EBITDA	2,706	747	1,033	4,486	(1,621)	2,865

Segment EBITDA %	37.1%	7.8%	9.3%	16.0%		10.2%

For the twelve month period ended 31 December 2016
Revenues	30,122	37,910	46,406	114,438	39	114,477
Segment EBITDA	10,130	894	3,848	14,872	(6,391)	8,481

Segment EBITDA %	33.6%	2.4%	8.3%	13.0%		7.4%

For the twelve month period ended 31 December 2015
Revenues	25,798	34,856	41,381	102,035	-	102,035
Segment EBITDA	9,093	422	1,645	11,160	(8,239)	2,921

Segment EBITDA %	35.2%	1.2%	4.0%	10.9%		2.9%

Reconciliation of Net Profit/(Loss) to Segment EBITDA (Unaudited)

(in thousands of euros)	For the three months ended December 31		For the twelve months ended December 31
	2016	2015	2016	2015

Net profit/(loss)	620	2,145	-3,019	-2,860

Income taxes	898	-1,010	1,710	-389
Finance costs	749	362	2,437	2,470
Finance income	-1,002	-718	-2,039	-3,511
Share in loss of joint venture	650	153	1,018	401

Operating profit	1,915	932	107	-3,889

Depreciation & amortization	2,280	1,933	8,374	6,810
Corporate research and development	472	784	1,673	2,955
Corporate headquarter costs	1,781	2,027	8,646	9,700
Other operating income (expense)	-1,405	-1,190	-3,928	-4,416

Segment EBITDA	5,043	4,486	14,872	11,160

Contacts

Investors:

LHA

Harriet Fried/Jody Burfening

212-838-3777

hfried@lhai.com